July 2, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Welcomes New Board Member

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce the appointment of Mr. Rick Sayers, C.A., to its Board of Directors.

Mr. Sayers earned his BA (Commerce) from Simon Fraser University. He has been a Chartered Accountant in B.C. for 25 years and has served for the past 13 years as Financial Controller for a large private local company. He brings both business management expertise and independence to the Board of Directors.

Mr. Sayers has also been appointed to the Company’s Audit and Governance Committees, joining Gary Cope and Cyrus Driver.

The Company has granted Mr. Sayers incentive stock options to purchase up to 200,000 common shares at a price of $ 1.55 per share for a period of five (5) years.

The Company also has granted options to consultants to purchase a total of 325,000 shares. All optioned shares are exercisable at an exercise price of $1.55 per share for a period of three (3) years and are subject to vesting provisions over a 12 month period in accordance with TSX Venture Exchange policies.

In order to facilitate the grant of these options under the Company’s Stock Option Plan, three consultants of the Company have agreed to the Company’s cancellation of options to acquire a total of 150,000 common shares, as to 50,000 common shares each, granted on January 21, 2008, at an exercise price of $1.52 per share and expiring January 21, 2009.

All of the above options have been granted under the Company’s existing Stock Option Plan and are subject to the vesting provisions contained in that plan.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .